

April 28, 2022

Neal D. Shah
Senior Vice President and Chief Financial Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re: Kosmos Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-35167**

Dear Mr. Shah:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Business
Operations by Geographic Area, page 13

1.   Please disclose the average sales price and production cost by geographic area along with the production by final product sold for each country and field that contains 15% or more of your total proved reserves for each of the last three fiscal years. Refer to Item 1204(a) of Regulation S-K and Rule 4-10(a)(15) of Regulation S-X.

Our Reserves
Summary of Oil and Gas Reserves, page 21

2.   Based on the disclosure in your Results of Operations, there appears to be a significant difference between the average sales price of crude oil/condensate and natural gas liquids. However, we note that you aggregate crude oil/condensate reserves with natural gas liquids reserves here and elsewhere in your disclosure.

Please revise the presentation of your reserves to separately disclose the net quantities of your natural gas liquids reserves. If you do not believe separate disclosure is needed, tell us why and augment the disclosure in your filing to provide an explanation.

This comment also applies to the disclosure under the Supplemental Oil and Gas Data on page 125. Refer to the disclosure requirements under Items 1202(a)(2) and (a)(4) of Regulation S-K and FASB ASC 932-235-50-4 and 50-5.

3. The footnotes accompanying the disclosure of your proved reserves indicate your natural gas reserves include estimated quantities of natural gas used as fuel in operations. Please disclose the net quantities of fuel gas reserves here and along with your disclosure of proved reserves on page 125. Refer to FASB ASC 932-235-50-10.

4. Please expand the footnote explaining the reasons why certain reserves remain undeveloped for five years or more since initial disclosure to identify the individual fields or countries in which these reserves are located. Refer to Item 1203(d) of Regulation S-K.

5. We note that you provide an explanation of the changes that occurred in total proved reserves on pages 21 and 22 for the years ended December 31, 2021, 2020 and 2019. Please provide comparable disclosure in conjunction with the tabular presentation under Supplemental Oil and Gas Data on page 125, as required by FASB ASC 932-235-50-5 and Item 302(b) of Regulation S-K.

6. We note that your identification of changes in total proved reserves here and in footnote (2) on page 126 are not consistent with the change categories identified in FASB ASC 932-235-50-5a, 50-5b and 50-5d. As a result, the changes in your discussion cannot be compared directly to the line items in the reconciliation of the changes in reserves presented on page 125, e.g. revisions of previous estimates, improved recovery and extensions and discoveries.

Please revise your discussion to align with the change categories in FASB ASC 932-235-50, and as necessary to separately identify and quantify each contributing factor, including offsetting factors, so that changes in net proved reserves between periods are fully explained. The disclosure of revisions in previous estimates in particular should identify the individual changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

This comment also applies to the discussion of the changes that occurred in your proved undeveloped reserves. Refer to Item 1203(b) of Regulation S-K.

Internal Controls Over Reserves Estimation Process, page 24

7. Please refer to the requirements in Item 1202(a)(7) of Regulation S-K and expand the discussion of your internal controls to disclose the qualifications of the technical person

that oversees the "Reservoir Engineering team" responsible for the preparation of your reserves estimates.

Gross and Net Undeveloped and Developed Acreage, page 25

8. Please expand your disclosure to provide the expiration dates and acreage amounts for material concentrations of your undeveloped acreage by geographic area. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

Supplemental Oil and Gas Data (Unaudited)
Standardized Measure of Discounted Future Net Cash Flows, page 127

9. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

10. If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Karl Hiller, Accounting Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation